Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-291591
X post:
Live address: https://x.com/mcagney/status/2019457119779713325?s=12
Text:
“Want to be in on the first SEC-registered common equity issuance native on the blockchain? Want to buy @Figure equity at a discount, use that stock in DeFi and be part of the public blockchain RWA movement?
Figure expects to launch its SEC-registered equity native on the blockchain through a secondary sale soon.
Why buy blockchain Figure vs. Nasdaq Figure? The blockchain shares will be eligible for you to borrow against or lend out to earn yield via Figure’s Democratized Prime. You’ll be putting your weight behind the first real native blockchain challenge to the centralized equity exchanges. And blockchain Figure affords similar rights and privileges as Nasdaq Figure. And shares will be priced at a discount [size TBD] as part of this blockchain IPO.
To participate, set up a Figure Markets account (if you don’t have one already) and purchase YLDS (our yielding stable coin currently paying 3.30%). With YLDS, you will be able to request an allocation in the blockchain IPO. Once you own the stock, you’ll be able to immediately trade it 24x7 in the marketplace* or use it to lend out or borrow against it via Democratized Prime.
And if you ever really miss the Nasdaq, you’ll be able to exchange your stock (and vice versa) at any time.
Sign up for a Figure Markets account today and help drive the RWA movement! https://bit.ly/figureopen
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Figure Technology Solutions, Inc. (“Figure”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Figure has filed with the SEC for more complete information about Figure and this proposed offering. You may get these documents for free by visiting the SEC’s website at: http://sec.gov. Alternatively, Figure or any sales agent participating in this offering will arrange to send you the prospectus if you request it at Goldman Sachs & Co. LLC by telephone at 1-866-471-2526; Morgan Stanley & Co. LLC by telephone at 1-866-718-1649; or Cantor Fitzgerald & Co. by email at prospectus@cantor.com.
* Trading and lending occur through the On-Chain Public Equity Network (OPEN) includes a variety of services offered by the Figure Group of companies, which include its Alternative Trading System (“Figure ATS”) operated by FINRA/SIPC member Figure Securities, Inc., and Democratized Prime, Figure’s on-chain lend-borrow marketplace.
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